UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-30270

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2003
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - - REGISTRANT INFORMATION

Crompton Corporation
Full Name of Registrant

N/A
Former Name if Applicable

199 Benson Road
Address of Principal Executive Office (Street and Number)

Middlebury, Connecticut 06749
City, State and Zip Code

PART II - - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

On March 15, 2004, Crompton Corporation (the "Company") entered into a plea agreement with the United States of America and reached an agreement with the Commissioner of Competition and Attorney General of Canada, both in connection with the U.S. and Canadian authorities' criminal antitrust investigations of the Company with respect to its sale and marketing of rubber chemicals. These events will be reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "Form 10-K"). Due to the timing of the negotiations with the U.S. and Canadian authorities, the Company did not have sufficient time to prepare and file, within the prescribed time period, the Form 10-K reflecting the results of those negotiations, including their effect upon the 2003 operating results.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Peter Barna (203) 573-2000
(Name) (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or a portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon the Company's plea agreement with the United States of America and agreement with the Commissioner of Competition and Attorney General of Canada, the Company expects to record a charge of $45.2 million against results of operations for its fiscal year ended December 31, 2003, as a reserve for the payment of the U.S. and Canadian fines. Other changes in the Company's results of operations between its 2002 and 2003 fiscal years are reflected in the Company's press release furnished as Exhibit 99.1 to the Form 8-K dated February 2, 2004, announcing the Company's financial results for the fourth quarter and fiscal year ended December 31, 2003.

Crompton Corporation
(Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2004
/s/ Peter Barna
Peter Barna
Chief Financial Officer